Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  December 8, 2003
                                 For more information:  075-659 57 20


Ahold holds Sobi accountable for misleading statements

Zaandam, December 8, 2003 - Ahold advised Dutch investor group Sobi on Monday, December 8, 2003, that its Supervisory Board was only made aware of the fraud at its U.S. Foodservice unit in February 2003. Ahold had already announced this during the general meeting of shareholders of May 13, 2003.

Sobi is twisting these words by stating that the Ahold Supervisory Board was already aware of the fraud in September 2000. That is not the case.

The Sobi announcements are irresponsible, because they are factually incorrect and fuel speculative damages calculations potentially undermining shareholder confidence in Ahold.

Ahold holds Sobi accountable for these misleading statements.




Ahold Corporate Communications: 075-659 5720

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  Tel: +31 (0)75 659 5720
http://www.ahold.nl                               Fax: +31 (0)75 659 8302